Exhibit 99.2

COMPAGNIA DI SAN PAOLO

Communication pursuant to Article 122 of Legislative Decree no. 58/1998 and Articles 128 and 131 of the Regulations adopted by Consob Resolution no. 11971/1999 and subsequent amendments.

Consultation agreement concerning SANPAOLO IMI S.p.A. signed on 21st April 2004 among Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo, Fondazione Cassa di Risparmio in Bologna (“The Fondazioni”), Banco Santander Central Hispano S.A. and CDC IXIS Italia Holding SA (now Caisse Nationale des Caisses d’Epargne – CNCE).

In connection with the merger by incorporation of SANPAOLO IMI S.p.A. with and into Banca Intesa S.p.A. (now “Intesa Sanpaolo S.p.A.”) effective as of 1st January 2007 and the consequent termination of office of all the Directors of the Merged company, the above-mentioned agreement is pronounced dissolved on the same date, as a consequence of the cancellation of the SANPAOLO IMI S.p.A. shares and, in any case, of the intervened cause for automatic and early dissolution as set forth in the terms of the agreement, extract of which was published in the daily newspapers “La Stampa” and “Il Corriere della Sera” on 25th April 2004, and subsequently integrated by notices dated 5th January 2005, 7th July 2005, 4th January 2006, 8th March 2006 and 6th July 2006.

Agreement (also “Pact of unity of intent”) signed on 19th April 2004 among Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Risparmio in Bologna.

Still in connection with the merger by incorporation of SANPAOLO IMI S.p.A. with and into Banca Intesa S.p.A. (now “Intesa Sanpaolo S.p.A.”) communication is given that the Parties to the above-mentioned Agreement - extract of which was published in the daily newspapers “La Stampa” and “Il Corriere della Sera” on 25th April 2004 - acknowledged the dissolution of the Agreement, by deed of 2nd January 2007, following the cancellation of the SANPAOLO IMI S.p.A. shares, and declared this Agreement completely terminated as of 1st January 2007.

Torino, 8th January 2007

This document was originally published by Compagnia di San Paolo in the Italian language. Intesa Sanpaolo S.p.A. has prepared an English translation of this document solely for the convenience of the reader. The original version in Italian takes precedence.